PE
12/17/2012

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13000323

Received SEC

FEB 08 2013

Washington, DC 20549

February 8, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/8/13

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2012

Dear Ms. Weber:

This is in response to your letters dated December 17, 2012, January 7, 2013, January 23, 2013, and February 7, 2013 concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received letters on the proponent's behalf dated January 4, 2013 and January 11, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

February 8, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2012

The proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Verizon to approve the amended and restated Long-Term Incentive Plan. You indicate that the proposal would directly conflict with Verizon's proposal. You also indicate that inclusion of the proposal and Verizon's proposal in Verizon's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

February 7, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Supplement to Letter Dated December 17, 2012 Related to the Shareholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I refer to my letter dated December 17, 2012 (the "December 17 Letter"), as supplemented, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff concur with its view that the shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials") pursuant to Rule 14a-8(i)(9).

I am writing to confirm that approval of Verizon's amended and restated Long-Term Incentive Plan, as described in the December 17 Letter, will be included in the 2013 proxy materials as a company-sponsored proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Proponent's counsel.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: Salvatore J. Chilia

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 23, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Supplement to Letter Dated December 17, 2012 Related to the Shareholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I refer to my letter dated December 17, 2012 (the "December 17 Letter") and supplemental letter dated January 7, 2013 (the January 7 Letter) pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), may be properly omitted pursuant to Rule 14a-8(i)(9) from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

This letter is in response to the letter to the Staff, dated January 11, 2013 (the "Proponent's January 11 Letter"), submitted by the Proponent and supplements the December 17 and January 7 Letters. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Proponent's counsel.

The Proponent's continued insistence that there is no conflict between the Proposal and Verizon's Long-Term Incentive Plan (the "Plan") is completely unfounded and is contrary to the plain language of the Proposal and the Plan. The Proposal seeks to prohibit the accelerated vesting of equity awards following a change of control, but would give the Human Resources Committee of the Board the flexibility to provide for pro rata vesting when establishing the terms of any particular grant. As previously pointed out in both the December 17 and January 7 Letters, Article 15 of the Plan expressly provides that in the event of a qualifying termination following a change of control, "all outstanding options and SARs shall become immediately exercisable, and any restriction period and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level." Thus, under the terms of the Plan, if an executive is terminated following a change in control, all of his or her outstanding equity fully vests – all of his or her options become immediately exercisable and all of his or her other outstanding equity awards, such as restricted stock units and performance stock units, immediately vest at target level (i.e., 100%). It is important to note, that, unlike the Occidental Petroleum long-term incentive plan provision[1] described in the Proponent's letter, Verizon's Plan does not provide the Human Resources Committee or the Plan Administrator with the ability to determine that these awards will not accelerate or will accelerate on a pro rata basis. Please refer to the full text of Article 15 that was included on page 3 of the December 17 Letter. As a result, the Proposal is in direct conflict with the Plan that Verizon is submitting for shareholder approval at the 2013 annual meeting of shareholders.

For the reasons set forth above and in the December 17 and January 7 Letters, Verizon believes that the Proposal may properly be omitted from the 2013 proxy materials pursuant to Rule 14a-8(i)(9) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Salvatore J. Chilia

---

[1] The Proponent's Letter points to Occidental Petroleum's description of its long-term incentive plan contained in its 2012 proxy statement to illustrate that the Proposal and the Plan do not necessarily need to result in a conflict, but the Proponent overlooks the key language that distinguishes the Occidental Petroleum plan provision from the Verizon Plan provision. This language, which the Proponent's Letter chose not to highlight, is underscored in the following extract from Proponent's Letter:

> The 2005 Long-Term Incentive Plan has provisions that, in the event of a change of control of Occidental, require the outstanding awards, including stock options, granted under such plans to become fully vested and exercisable **unless the Plan Administrator determines, prior to the occurrence of the event, that benefits will not accelerate.**

THE MARCO
CONSULTING
GROUP



January 11, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Verizon Communications Inc. by the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen,

By letter dated January 7, 2013, Verizon Communications Inc. ("Verizon" or the "Company") submitted a supplemental letter to restate its request that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Verizon omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon.

The Proponent is heartened to see from Verizon's supplementary letter that it is no longer arguing the Proposal conflicts with the management proposal on the grounds that the Proposal seeks a prohibition on the acceleration of equity awards. Now the Company's new argument recognizes that the Proposal is requesting a policy that equity awards be accelerated on a **pro rata basis** in connection with a change of control and the Company now claims that pro rata vesting conflicts with the management proposal that allows for awards to "become immediately exercisable" upon a change in control.

The Proponent respectfully submits that "pro rata" vesting and "immediately exercisable" are not in conflict and in fact have been construed together in real life. Specifically, Occidental Petroleum adopted a policy similar to that suggested by the

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

Proponent in 2010 and did not find that its 2005 equity plan, which called for awards to be come immediately exercisable upon a change in control, was in conflict. Occidental Petroleum simply stated in its 2012 proxy statement, "The 2005 Long-Term Incentive Plan has provisions that, in the event of a change of control of Occidental, **require the outstanding awards, including stock options, granted under such plans to become fully vested and exercisable** unless the Plan Administrator determines, prior to the occurrence of the event, that benefits will not accelerate. This plan was approved by Occidental's stockholders. **Notwithstanding the foregoing, as of 2010, all new grants of equity awards vest on a pro rata basis** in the event of a change of control and TSR awards vest based on 50% of the maximum number of units that could be paid."

The Proponent also notes that the Proposal calls for the board to adopt a policy on pro rata vesting that shall be implemented "so as not to affect any contractual rights in existence on the date" the proposal is adopted. If the management proposal is adopted at the 2013 annual shareholder meeting of the Company the contractual rights stemming from it will not be affected by the to-be adopted policy called for in the Proposal. The policy called for in the Proposal operates prospectively. Please see the staff decision previously cited by the Proponent in *Verizon* (February 27, 2009), where the Company argued that a shareholder proposal calling for a policy for shareholder approval of accelerated vesting of equity awards following death conflicted with a management proposal to approve its long-term incentive plan because the plan included a provision for the accelerated vesting of equity awards following death. In that earlier Verizon decision the requested relief was not granted.

The Proponent continues to believe the relief sought in Verizon's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director, Proxy Services

Cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920
Mary.l.weber@verizon.com

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

January 7, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Supplement to Letter Dated December 17, 2012 Related to the Shareholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I refer to my letter dated December 17, 2012 (the "December 17 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), may be properly omitted pursuant to Rule 14a-8(i)(9) from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

This letter is in response to the letter to the Staff, dated January 4, 2013 (the "Proponent's Letter"), submitted by the Proponent and supplements the December17 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent.

I. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal Directly Conflicts with a Management Proposal.

The Proponent incorrectly asserts that there is no conflict between the Proposal and the amended and restated Long-Term Incentive Plan (the "Plan") that Verizon expects to submit to shareholders for approval at the 2013 annual meeting. As explained in the December 17 Letter, Article 15 of the Plan expressly provides, "if, within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have been separated from service as a result of a "Good Reason," then ***all outstanding Options and SARS shall become immediately exercisable***, and ***any restriction period and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level.***" [emphasis added]. Contrary to the Proponent's assertion that the Proposal and the Plan are "in compliance, not conflict," the Proposal would not permit all outstanding options and SARs to become immediately exercisable or all other awards to be paid in full at their target level, as required by the Plan, but would only permit pro rata vesting. As in each of the precedents cited by Verizon in the December 17 Letter, the conflict here is apparent, presenting a unique question with two conflicting answers: If an executive is terminated following a Change in Control of the Company, should his or her outstanding options and SARs vest in full and other outstanding equity awards be paid in full at target or should these awards vest on a pro rata basis?

II. Conclusion.

For the reasons set forth above and in the December 17 Letter, Verizon believes that the Proposal may properly be omitted from the 2013 proxy materials pursuant to Rule 14a-8(i)(9) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

cc: Salvatore J. Chilia

THE MARCO
CONSULTING
GROUP



January 4, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Verizon Communications Inc. by the International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen,

By letter dated December 17, 2012, Verizon Communications Inc. ("Verizon" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Verizon omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon.

The Proposal requests that Verizon adopt a policy that the company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or *pro rata* basis.

Verizon claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(9) because it directly conflicts with a management proposal. The Proponent disputes Verizon's argument for reasons explained below.

The Proposal Does Not Conflict with a Management Proposal

Verizon reported that is proposing to amend and restate its equity based long-term incentive plan to incorporate an amendment to the limits on awards that may be granted under the plan and to approve the material terms of the performance goals. The Company argues that because the management proposal under consideration will include a restatement of Article 15 Change in Control of the plan, which explains the terms for the acceleration of equity tied to a Change in Control event, it is in conflict with the Proposal.

Verizon states in Page 2 of its letter, "Verizon believes that the Proposal, which prohibits accelerated vesting of an executive's equity awards following a change in control, directly conflict with this provision of the Plan, which expressly provides for the accelerated vesting and payment at target level of an executive's equity award if he or she is terminated following a change in control of the Company." (Emphasis supplied.)

However, this statement reveals a misreading of the Proposal. The Proposal does not outright ***prohibit*** the accelerated vesting of equity awards following a change in control. Rather it requests that equity awards be accelerated on a ***pro rata basis***. In fact, the supporting statement of the Proposal clearly states, "We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee." (Emphasis supplied.)

Therefore, the management proposal, which restates the existing change in control provision of the long-term incentive plan does not conflict with the Proposal, which asks that the equity awards that are accelerated in connection with a change in control and termination in employment be done so on a *pro rata* basis. Shareholders who support the management proposal to renew the long-term incentive plan and support the Proposal to implement *pro rata* vesting would send a clear message to the Board to implement both proposals because the proposals are in compliance, not conflict.

Verizon references several examples of shareholder proposals that the Staff has allowed to be excluded from proxy statements under Rule 14a-8(i)(9). Based on the Company's description of many of these cases (which are not readily available in electronic format given their age) the conflicts are apparent and dissimilar from this case. For example, in *Abercrombie & Fitch Co.* (May 2, 2005) a proposal that stock options be performance-based while the company proposes stock options be time-based presents a unique question with two conflicting answers. Should stock options be performance or time-based? Similarly, in *AOL Time Warner Inc.* (March 3, 2003) a shareholder proposal seeking to prohibit stock options clearly conflicts with a management proposal to award stock options. In the *AOL Time Warner* case, the question is, should the company award stock options?

In this case, there is no singular question raised by the management and shareholder proposals that provide two conflicting answers. The management proposal seeks to extend the long-term incentive plan that provides for accelerated vesting in a Change in Control. The shareholder proposal accepts the terms of the plan and asks a separate question: Should the accelerated equity awards as provided in the plan be awarded on a *pro rata* basis?

The Staff has rejected requests for no action relief under Rule 14a-8(i)(9) when a company failed to meet the burden of proof that support for both proposals sends ambiguous messages. See, for example, *Verizon* (February 27, 2009), where the Staff did not concur in the Company's view that it could omit a shareholder proposal on grounds similar to those argued in this case. In 2009, Verizon argued that a shareholder proposal that requested shareholder approval for accelerated vesting of equity awards following death conflicted with a management proposal to approve its long-term incentive plan because the plan included a provision for the accelerated vesting of equity awards following death. The Staff denied Verizon no-action relief in the 2009 case and we respectfully request it likewise deny the current no-action request.

For the foregoing reasons, the Proponent believes that the relief sought in Verizon's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director, Proxy Services

Cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920
Mary.l.weber@verizon.com

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 17, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposal of the Trust for the International
Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). A copy of the Proposal is attached hereto as Exhibit A.

The Proposal states,

> ***RESOLVED****: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.*

> *For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.*

Verizon believes that the Proposal may be properly omitted from its 2013 proxy materials under rule 14a-8(i)(9) because it directly conflicts with one of Verizon's own proposals expected to be submitted to shareholders at the same meeting.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, Verizon takes this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Management Proposal

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). Verizon is proposing to amend and restate its equity based long-term incentive plan, which was last approved by shareholders in 2009, to incorporate an amendment to the limits on awards that may be granted under the plan. If the proposed amendment is approved by the Human Resources Committee of the Board of Directors, Verizon will submit the amended and restated Long-Term Incentive Plan (the "Plan") to shareholders at the Company's 2013 annual meeting for approval of the new award limit and to approve the material terms of the performance goals in the Plan for purposes of compliance with Section 162(m) of the Internal Revenue Code. Verizon will confirm in a supplemental letter to the Staff no later than February 10, 2013 that approval of the Plan, including the provision described below, will be included as a company-sponsored proposal in Verizon's 2013 proxy materials.

The Plan, which will be substantially the same as the current long-term incentive plan approved by shareholders in 2009 but for the new award limit noted above, will contain the following provision:

> ***Article15. Change in Control.***
>
> *No outstanding Awards that have been granted after the Effective Date of this amended and restated Plan shall vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control. However, if within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have separated from service as the result of a "Good Reason", then all outstanding Options and SARs shall become immediately exercisable, and any restriction periods and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level. Notwithstanding the foregoing, such Awards shall not become payable until their regularly scheduled time as specified under the terms and conditions of the applicable Award Agreement, except that, to the extent that an Award is exempt from Section 409A of the Code under the "short-term deferral rule," payment shall not be later than 2-1/2 months after the year in which it is no longer subject to substantial risk of forfeiture. Both "Cause" and "Good Reason" shall be as defined in the applicable Award Agreement.*

Verizon believes that the Proposal, which prohibits accelerated vesting of an executive's equity awards following a change in control, directly conflicts with this provision of the Plan, which expressly provides for the accelerated vesting and payment at target level of an executive's equity award if he or she is terminated following a change in control of the Company.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), where an affirmative vote on both the shareholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict the forms or terms and conditions of equity compensation to senior executives and the company seeks approval of equity-based compensation plan. *See, e.g., The Charles Schwab Corporation* (February 19, 2010) (proposal urging specified changes to an executive bonus plan conflicted with the terms and conditions of the compensation plan submitted by the company for shareholder approval); *Abercrombie & Fitch Co.* (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for shareholder approval which only provided for time-based options); *Crown Holdings, Inc.* (February 4, 2004) (proposal to discontinue issuing certain equity awards to specified executives conflicted with company sponsored equity incentive plan giving the board broad discretion as to the types and recipients of awards); *AOL Time Warner Inc.* (March 3, 2003) (proposal prohibiting issuance of additional stock options conflicted with company-sponsored discretionary stock option plan); *Croghan Bancshares, Inc.* (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); *First Niagara Financial Group, Inc.*

(March 2, 2002)(proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); *Osteotech, Inc.* (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of recipients); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Company* (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); *Rubbermaid Incorporated* (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); *SBC Communications, Inc.* (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

When the Staff has denied exclusion of shareholder proposals under Rule 14a-8(i)(9), it has been in situations where a company's proposal and a shareholder proposal did not necessarily conflict. Here the Proposal and the Plan are unambiguously in conflict with respect to the vesting of executive equity awards following a change in control. Because of this conflict, including both the Proposal and the Verizon proposal to approve the Plan in the 2009 proxy materials would present alternative and conflicting decisions for Verizon's shareholders, and an affirmative vote on both the Proposal and the Verizon proposal would lead to an inconsistent and inconclusive mandate from the shareholders.

The Proposal has terms and conditions that conflict with those provided for in the Plan that Verizon intends to submit to shareholders for approval at the 2013 annual meeting. Accordingly Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Salvatore Chilia

Exhibit A

IBEW Pension Benefit Fund

Fax

To:	Assistant Corporate Secretary **Verizon Communications Inc.**	From:	**Salvatore J. Chilia** c/o Jim Voye, Director Corporate Affairs (202) 728-6103
Fax:	(908) 766-3813	Pages:	3 including cover page
Re:	**IBEW / PBF proposal**	Date:	November 14, 2012

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- Please see attached.



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS',
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 14, 2012

VIA FACSIMILE (908) 766-3813 AND U.S. MAIL

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Sir or Madam:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2013.

The proposal relates to a "**Prohibition on Accelerated Vesting of Equity Awards**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Verizon Communication's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2013 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore J. Chilia
Trustee

SJC:daw
Enclosure

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Verizon Communications Inc. (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, a termination without cause at the end of the 2011 fiscal year could have accelerated the vesting of $68.9 million worth of long-term equity to Verizon's five senior executives, with Mr. McAdams, the Chairman and CEO, entitled to $34.8 million.

In this regard, we note that Verizon uses a "double trigger" mechanism to determine eligibility for accelerated vesting: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) Employment must be terminated without cause.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote **FOR** this proposal.